Exhibit 99.1

Kaspi.kz 4Q & FY 2023 Financial Results

Almaty, Kazakhstan, 26 February 2024 – Joint Stock Company Kaspi.kz (“Kaspi.kz”, “we”, or the “Company”) (Nasdaq: KSPI). which operates the Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants, published its unaudited consolidated IFRS financial results for the quarter and fiscal year ended 31 December 2023 (“4Q 2023” and “FY 2023,” respectively).

4Q 2023 & FY 2023 Highlights

•
Strong financial momentum in 4Q 2023 with revenue and net income up 45% and 32% year-over-year (“YoY”), respectively. FY 2023 consolidated revenue and net income up 51% and 44% YoY, respectively. FY 2023 consolidated diluted EPS up 45% YoY.
•
Our faster growing and more profitable Payments and Marketplace Platforms continued to deliver strong bottom-line growth, accounting for 66% of FY 2023 consolidated net income. We expect Payments and Marketplace Platforms to continue growing at a faster rate than our Fintech Platform.
•
With a large and engaged consumer and merchant base, our focus in FY 2023 was to continue driving transaction growth:
•
Average monthly transactions per active consumer reached a record high of 71.
•
TPV transactions & GMV purchases both up 38% YoY.
•
Kaspi.kz Super App user engagement increased again in 4Q 2023, with daily engagement reaching 65%, amongst the highest of any major mobile app globally.
•
All Platforms outperformed the guidance we provided in mid-2023, led by Marketplace with GMV and revenue in FY 2023 up 45% and 87% YoY respectively:
•
Marketplace net income in FY 2023 up 63% YoY despite rapid growth of 1P e-Grocery.
•
Within Marketplace, e-Commerce continued to deliver the stand-out performance in FY 2023:
•
e-Commerce GMV up 53% YoY.
•
Revenue from delivery and advertising valued added services up 2.7x YoY. In 2024 value-added services will remain a strategic priority.
•
e-Commerce Take Rate up 160 bps YoY to 11%.
•
Kaspi Delivery and Kaspi Advertising added 190 bps to e-Commerce Take-Rate.
•
Kaspi Smart Logistics experienced a 130% YoY increase in orders delivered.
•
5,943 Kaspi Postomats rolled out, accounting for 39% of deliveries.
•
Kaspi Postomats are a major competitive advantage and we’re now planning for around 7,000 by the end of 2024.
•
e-Grocery top- & bottom-line remained strong:
•
e-Grocery GMV up 3.5x YoY in FY 2023.

•
In Almaty, our launch city, 10% of the total population purchased groceries from us in 4Q 2023.
•
Almaty net income profitability reached 6% in the 4Q 2023.
•
We will continue to scale up in Almaty and Astana, as well as launch our first dark store in Shymkent, with the aim of being present in Kazakhstan’s 3 largest cities in 2024.
•
Kaspi Travel continued to grow rapidly:
•
Travel GMV up 42% YoY with its Take Rate up to 4.6% in 4Q 2023.
•
In 2023 we launched Kaspi Tours, vacation packages marketplace, and by 4Q 2023 they already accounted for 5% of Travel’s GMV.
•
Tours are not only GMV growth enhancing but Take Rate additive with an 8.7% Take Rate in 4Q 2023.
•
Following the acquisition of Kolesa, we are scaling our car marketplace which enables transactions with online car loans. 1P Car Marketplace pilot is now underway. Buidling our car marketplace represents another important priority for 2024.
•
In Payments, Kaspi B2B remains additive to TPV growth:
•
B2B TPV in FY 2023 up 2.1x YoY.
•
Payments Platform profitability in FY 2023 reached a record high, with 55% net income growth vs. 44% revenue growth YoY.
•
Fintech Platform TFV growth up 47% YoY in FY 2023:
•
Merchant & Micro Finance is our fastest growing lending product and at 15% of TFV is increasingly meaningful in size. Merchant Finance is a materially underpenetrated market opportunity in Kazakhstan and is expected to see ongoing strong structural growth.
•
Fintech CoR stable YoY at 2%.
•
Our focus on deposits resulted in average deposit balances up 43% YoY in FY 2023. Our enlarged deposit base is expected to lead to faster future growth in payments transactions and gives up flexibility to scale up lending origination.
•
Based on strong 4Q 2023 Kaspi.kz consolidated financials:
•
Board of Directors proposes a dividend of KZT850/ADS, subject to shareholder approval.
•
$277 million ADSs repurchased since the program began in April 2022. We will take an opportunistic approach to ADS buybacks in the future.
•
With ADS trading liquidity 12x higher on NASDAQ, we plan to delist from LSE to consolidate liquidity.
•
The first quarter of 2024 has gotten off to a strong start and we observe a healthy and predictable consumer and merchant environment. Taking this into account we currently expect Kaspi.kz to deliver another year of fast earnings growth at scale in Kazakhstan, with net income up around 25% YoY.

To the shareholders of Kaspi.kz:

Once again, I’m pleased to report another set of excellent operating and financial results. Kaspi.kz finished 2023 firing on all cylinders, with the results well ahead of the guidance we provided at our interim results last summer.

Before discussing our performance and outlook, I would like to start by thanking all our shareholders, both old and new, that have supported us on our journey to our US listing on Nasdaq. This milestone event allowed us to showcase our unique Super App business model to a larger pool of investors than ever before. Some of the investors we met have become shareholders and others we hope will do so in the months and years ahead. What matters is that we now have 12x higher trading liquidity, and as our team keeps executing and the pool of investors with whom we engage expands, I’m confident our new listing will increasingly be seen as a game changer.

Turning back to our results, this time last year I told you that our top priority was to grow transactions between consumers and merchants. You can see that we’re delivering, with monthly transactions per active consumer hitting a record high 71. We believe that this is our most important competitive advantage and what we anticipate will enable us to keep delivering fast and profitable growth well into the future.

With a large and engaged consumer and merchant base, higher transaction volumes are a function of increasing user penetration of individual products, as well as adding new top-quality, frequently used services. We continue to make good progress across our entire product range, but 2023 stands out as being a breakout year for our e-Commerce. The efforts we have made over several years in merchant expansion, free consumer delivery including the rollout of Kaspi Postomats and more recently e-Grocery, have always yielded strong results, but our scale is now on another level. We believe that the e-Commerce market in Kazakhstan has reached the tipping point at which it goes mass market with years of strong, structural growth still to come. Kaspi e-Commerce is the market leader and e-Commerce has the potential to be the single biggest opportunity for us over the next couple of years.

With scale in e-Commerce we’re in a better position to design fast growing value-added services. Kaspi Advertising allows merchants to increase their visibility online and in FY 2023 revenue increased 278% year-over-year. Kaspi Delivery allows merchants to sell nationwide and consumers to benefit from fast, free delivery. Revenue from Kaspi Delivery increased 132%. Delivery and advertising were important drivers of e-Commerce revenue growth in excess of GMV growth last year and with a range of new product launches planned, we believe value-added services will be increasingly important to our growth outlook. In fact, as we have emerged as a major player in grocery retail, major Fast-Moving Consumer Goods (“FMCG”) companies are approaching us to develop brand advertising solutions. Advertising tools for brands as part of the Kaspi Advertising platform are now another important opportunity.

e-Grocery continues to go from strength to strength. Transactions increased 3.3x year-over-year in FY 2023. In Almaty, where we launched first, around 10% of the population shopped for their groceries online with us in 4Q 2023. This is really good progress and the result of our efforts to design a truly differentiated and market leading grocery offering. More importantly, profitability continues to move-up. In 4Q 2023, our Almaty operations, delivered a 6% net income margin. 4Q is usually the best quarter for any food retailer, but nonetheless this is an extraordinary result delivered by our team in such a short period.

Some investors have expressed their skepticism when it comes to the economics of e-Grocery, but we think our numbers put this debate to bed. Consumer feedback is extremely positive and although we still have a lot to do, we’re happy with the operating and financial model we have built. In 2024 we plan to expand further in Almaty and Astana, as well as launch in Shymkent, giving us a presence in Kazakhstan’s 3 largest cities, which combined account for around half of retail trade.

Looking at some of our other earlier stage initiatives, following our acquisition of Kolesa, which includes Kazakshtan’s leading car classifieds, we are aiming to build a car marketplace where our fintech products enable transactions. We have also started piloting used car sales. Here too we are leveraging our technology to design a best in class consumer experience. The initial results are encouraging and we are excited by the potential to scale our online car marketplace in 2024. This can be another growth driver and further diversify our Marketplace Platform. As always, our focus will remain on executing profitability.

B2B TPV growth of 2.1x year-over-year in FY 2023 is impressive but we’ve barely scratched the surface of the digital products we can offer to businesses. In 2024 we plan to remain focused on building the scale and increasing merchant engagement, thereby putting in place the foundation for future B2B related innovations.

Turning to other matters, our long-term approach to capital allocation remains unchanged. Investing in our growth, be it organic or via M&A, is always the first use for the cash we generate. However, if we have excess capital, we expect to return it to our shareholders. The numbers speak for themselves, as we pass a 3-year track record of returning substantial amounts of capital. For 4Q 2023, our Board of Directors has recommended dividend of KZT850/ADS, subject to shareholder approval. This is in addition to our ADS buyback program, which since April 2022 has totalled around $277 million.

The first quarter of the year has gotten off to a strong start. The consumer and merchant environment remains healthy and predictable and we’re excited about the year ahead.

As always, I would like to thank every Kaspi.kz employee for their incredible execution and dedication to our consumers, merchants and partners. To our long-term shareholders, thank you for your ongoing trust and support.

Mikheil Lomtadze
Kaspi.kz CEO and co-founder

Kaspi.kz 2023 Engagement & Product Highlights

Record 71 transactions per active consumer/month, 65% Average DAU/Average MAU engagement

Update on B2B, e-Grocery, Kaspi Tours, Delivery, Advertising & Car Marketplace

The Kaspi.kz and Kaspi Pay Super Apps for consumers and merchants give our Payments, Marketplace and Fintech Platforms strong competitive advantages. During FY 2023, Super App transaction levels and engagement continued to hit all-time highs.

In previous years we have prioritised onboarding as many merchants, as rapidly as possible. In FY 2023, growth in the number of new merchants was still robust, but the benefits of our merchant onboarding strategy are coming through, primarily via rapid growth in monetized transactions between consumers and merchants.

During FY 2023, TPV transactions increased 38% year-over-year and GMV purchases also increased 38% YoY. Fast growth in transactions shows that our range of products are being used more frequently by consumers and merchants in their everyday lives. Average number of monthly transactions per active consumer, hit a record 71, during FY 2023.

Record 71 Monthly Transactions per Active Consumer

Driving payments & purchase transactions our key priority. Results speak for themselves

GMV
\# of purchases

+38%
119.4M
164.9M
FY '22
FY '23

TPV
\# of transactions

+38%
3.1B
4.2B
FY '22
FY '23

Monthly Transactions per Active Consumer
\# of transactions

+17%
60
71
FY '22
FY '23

Source Company data

Kaspi.kz

With an Average DAU to Average MAU ratio of 65% the Kaspi.kz Super App has amongst the highest levels of daily engagement, of any major app globally, and we believe engagement will continue to increase.

Kaspi.kz Super App engagement high by global standards

Super Apps are a more powerful business model than single-use payments & shopping apps

Ratio of Average DAU to Average MAU[1]

85.5%
65.0%
53.1%
40.0%
39.3%
32.8%
26.4%
12.1%
WeChat
Kaspi.kz
WhatsApp
Alipay
nu bank
allegro
mercado libre
PayPal

Source ADL report for data on peers, Company data for Kaspi

Notes 1. Engagement data for peers as of June 30, 2023, except Kaspi.kz, which is December 31, 2023

Kaspi.kz

We expect that increased adoption of our existing products by consumers and merchants, along with an expanding range of new products will lead to fast and sustained financial growth across all our platforms.

Kaspi Pay Acquiring, Instant Invoicing and m-Commerce are the basis of our day-to-day relationship with merchants. Going forward, we intend to grow earlier stage merchant services including e-Commerce, Kaspi Advertising, Kaspi Delivery, merchant financing and B2B, which we expect will become increasingly more vertical specific. These products all help our merchants invest in their business, reach new customers, increase their sales and are key to our ability to deliver fast top and bottom-line growth. Growing adoption of Kaspi Delivery and Kaspi Advertising is already making a difference and contributed almost 200 bps to e-Commerce’s Take-Rate in FY 2023. In 2024, merchant value-added services will remain an important priority for us.

Kaspi QR, Bill Payments and, BNPL are fundamental to high day-to-day consumer engagement. Going forward, we aim to enable growth of less mature services including e-Commerce, Kaspi Travel’s full and expanding range of products, e-Grocery and Kaspi Classifieds. These services help our consumers discover the products they need, at competitive prices, from local merchants, with free delivery options including Kaspi Postomats, saving consumers time and money. Products like e-Grocery are making a positive difference to the lives of our consumers and with penetration across our full range of Super App services still low, here too the growth opportunity ahead remains significant.

Significant opportunity to grow earlier-stage merchant services

We are still in the early stages of developing merchant dedicated products

% 2023 YoY
TPV +43%
Revenue +44%
GMV +45%
Revenue +87%
TFV +47%
Revenue +38%
% of 581K Active Merchants
88%
Acquiring Services
76%
Instant Invoicing
13%
Kaspi B2B Payments
59%
m-Commerce
11%
e-Commerce
10%
Kaspi Delivery
6%
Kaspi Advertising
24%
Merchant & Micro Business Finance
Payments
Marketplace
Fintech

Source Company data

Notes Data as of December 31, 2023

Kaspi.kz

Significant opportunity to grow less mature consumer services

Even our most penetrated consumer services continue to deliver strong financial growth

% 2023 YoY
TPV +43%
Revenue +44%
GMV +45%
Revenue +87%
TFV +47%
Revenue +38%
% of 14.0M Average MAU
92%
83%
34%
34%
33%
24%
17%
4%
41%
35%
21%
0.3%
Kaspi QR and Card Transactions
Household Bill Payments
P2P (monetized)
e-commerce
m-commerce
Classifieds
Kaspi travel
e-grocery
BNPL
Kaspi Deposit
General Purpose Loans
Online Car Finance
Payments
Marketplace
Fintech

Source Company data
Notes Data as of December 31, 2023

Kaspi.kz

Our growth opportunity is also reinforced by Payments and Marketplace cohort analysis. Across all recent Payments cohorts, we continue to see strong TPV/consumer growth, as we add more opportunities to pay.

Payments Platform cohorts continue to see strong growth

TPV per consumer grows as we add new opportunities to pay

TPV per consumer[1]
KZT

3 593K
2 957K
2 770K
2 234K
2 020K
1 851K
1 619K
1 335K
1 314K
1 233K
1001K
927K
880K
791K
789K
423K
300K
403K
334K
315K
267K
Year 0(2)
Year 1
Year 2
Year 3
Year 4
Year 5

	Year 1	Year 2	Year 3	Year 4	Year 5
2018	3.1x	4.4x	6.7x	9.2x	12.0x
2019	2.4x	4.8x	6.7x	8.8x	
2020	3.3x	5.0x	6.9x		
2021	2.5x	3.9x			
2022	2.4x				

Consumers (3)
12.9M

1.6M (13%)
1.6M (12%)
2.0M (16%)
2.7M (21%)
2.2M (17%)
1.5M (11%)
1.3M (10%)
62%
2023
2020
2022
2019
2021
2018
<=2017

Source Company data

Notes
1. Calculated as TPV for particular year cohort divided by respective cohort number of active consumers
2. Year 0 is the year in which a consumers of each cohort made first transaction, while year 1, 2, 3, 4, 5 refer to relevant subsequent years of each consumer cohort's life
3. Number of consumers of each cohort that were active consumers in current year

Kaspi.kz

Marketplace Platform cohorts show strong growth

50% of Marketplace consumers from 4 most recent cohorts. Scope to add new consumers

GMV per consumer[1]
KZT

678K
689K
691K
595K
529K
547K
550K
462K
442K
432K
439K
432K
289K
273K
257K
254K
188K
256K
285K
177K
159K
Year 0(2)
Year 1
Year 2
Year 3
Year 4
Year 5

	Year 1	Year 2	Year 3	Year 4	Year 5
2018	1.6x	1.8x	2.7x	3.5x	4.4x
2019	1.5x	2.5x	3.1x	3.9x	
2020	2.3x	2.8x	3.6x		
2021	1.5x	2.1x			
2022	1.8x				

Consumers[3]
7.1M

1.0M (14%)
1.0M (13%)
1.1M (15%)
0.6M (8%)
0.6M (8%)
0.5M (7%)
2.4M (34%)
50%
2023
2022
2021
2020
2019
2018
<=2017

Source Company data

Notes
1. Calculated as GMV for particular year cohort divided by respective cohort number of active consumers
2. Year 0 is the year in which a consumers of each cohort made first transaction, while year 1, 2, 3, 4, 5 refer to relevant subsequent years of each consumer cohort's life
3. Number of consumers of each cohort that were active consumers in current year

Kaspi.kz

The same is even more true for our Marketplace cohorts. In Marketplace 50% of consumers come from our four most recent annual cohorts, and we anticipate these cohorts will keep growing at above average rates as they catch up with more mature consumers, who themselves continue to see rapidly increasing GMV/consumer. In Marketplace, we also see scope to keep adding new consumers, specifically in e-Commerce.

Kaspi B2B Payments, which originated from Bill Payments and P2P, is an example of how we can grow the number of transactions by targeting new types of customers, in this case wholesalers, distributors and manufacturers.

The number of B2B Payments transactions increased 1.9x year-over-year, during FY 2023 and with this product still in its early days, we expect B2B Payments to keep growing fast.

B2B Payments TPV & transactions +2x YoY

B2B to remain additive to TPV growth & the basis for future B2B specific services

2.1X
520B
1.1T
$2.4B
B2B TPV
KZT
FY '22
FY '23

1.9X
12.8M
24.5M
B2B TPV
#
FY '22
FY '23

Coca-Cola
pepsi
Red Bull
NIVEA
P&G
Unilever
Nestlé
FERRERO
Kimberly-Clark
Mars
GARNIER
Carlsberg Group

Source Company data

Kaspi.kz

From starting in Almaty around two years ago, Kaspi e-Grocery continues growing at a rapid rate. With an innovative, high-quality digital offering, we believe we are transforming the food shopping experience in Kazakhstan. During FY 2023, e-Grocery GMV increased 3.5x year-over-year.

Like in everything we do, here we are also focused on both growth and profitability. For example, in Almaty, our launch city, 10% of the total population purchased groceries from us in the 4Q 2023 and net income margin reached 6%.

In 2024 we expect to open additional locations in Almaty and Astana, as well as expand into Shymkent, Kazakhstan’s third largest city.

e-Grocery GMV +3.5x, purchases +3.3x & consumers +2.0x YoY

In FY 2023 we continued to scale in Almaty & Astana

	FY '22	FY '23
Active Consumers	243K	496K

	FY '22	FY '23
Average Ticket size KZT	12K	13K $29

e-Grocery GMV[1] KZT

3.5X
19.4B
68.7B
$151M
FY '22
FY '23

e-Grocery # of purchases[1][2]

3.3X
1.6M
5.2M
FY '22
FY '23

Source Company data

Notes 1. 2022 and Jan'23 numbers include e-Grocery GMV as 3P, Feb'23 and Mar'23 include (KZT 9bn) e-Grocery GMV as 1P, 2Q and later all GMV 1P
2. Total number of goods or services purchase transactions made by consumers within the e-Grocery business of Marketplace

Kaspi.kz

e-Grocery Almaty case study: already serving 10% of the city's population

With scale profitability improves. 6% net income margin in 4Q'23 in Almaty

+154%
Revenue
KZT
6B
9B
11B
14B
$30.7M
Net Income
Margin(1)
0%
1%
3%
6%
Net Income
KZT
0.0B
0.1B
0.3B
0.8B
$1.8M
1Q'23
2Q'23
3Q'23
4Q'23
+133%
Number of
orders
468K
785K
946K
1.1M
% of Almaty
population(2)
6%
7%
9%
10%
+61%
Consumers(3)
136K
155K
188K
218K
1Q'23
2Q'23
3Q'23
4Q'23

Source Company data

Notes 1. Net Income divided by Revenue
2. Share of consumers who made a purchase within a quarter divided by Almaty population of 2.1 mn
3 Consumers in Almaty who made a purchase within a quarter

Kaspi.kz

We successfully launched Kaspi Travel around three years ago, initially offering flight bookings before adding rail ticketing. In FY 2023, we launched Kaspi Tours, our vacation package marketplace. Tours have been additive to Travel’s GMV growth and accounted for 5% of its GMV in 4Q 2023. With an 8.7% Take-Rate in the same period, the economics of tours are significantly higher than for flights and rail. We intend to further broaden Kaspi Travel’s product offering over the medium-term.

Vacation packages reached 5% of Kaspi Travel's GMV in just 12 month

9% take-rate Tours are not only boosting GMV growth but take-rate additive for Kaspi Travel

Take Rate
8.3%
8.7%
8.7%
+185%
GMV
KZT
2B
3B
4B
$9.7M
+203%
Tourists in tours
# of tourists
3.6K
6.7K
11.0K
2Q'23
3Q'23
4Q'23

Kaspi Travel GMV breakdown
Tours
5%
4Q'23
95%
Other services

Source Company data

Kaspi.kz

We started to roll out Kaspi Postomats in late-2021 and had 5,943 lockers by the end of 2023, accounting for 39% of e-Commerce deliveries. Postomats increase the share of successful first time deliveries and lower the cost of last-mile-delivery. Postomats also contribute to making commerce in Kazakhstan more environmentally sustainable. With consumer feedback extremely positive, we are now planning for around 7,000 Postomats by the end of 2024. Postomats give our proprietary logistics platform another competitive advantage that we believe is difficult for our competitors to replicate.

Kaspi Postomats accounted for 39% of deliveries in FY 2023

Kaspi Postomats are hugely popular with consumers. Targeting 7,000 by end 2024

Share[1] in deliveries

39%
+78%
3,348
5,943
FY '22
FY '23

# of Postomats

KASPI
POSTOMAT

Source Company data

Notes 1. Share of Postomats in deliveries is calculated for a group of 142 cities/towns where Postomats have been installed (excluding Magnum deliveries).

Kaspi.kz

In FY 2023, Kaspi Smart Logistics handled a 130% year-over-year increase in orders delivered, with 51% of orders being delivered in ≤ 2 days. For the consumer, 88% of orders were delivered free of charge. With scale in delivery, we expect to be able to broaden the range of delivery services available.

Kaspi Smart Logistics platform enables delivery to 156 cities

Kaspi Smart Logistics platform connects every participant in the delivery process

59 070
Merchants

5 943
Kaspi Postomats

2 500
Couriers

72
Delivery Stations

44
Pickup points

36
Line Haul Companies

8
Regional Sorting Hubs

Regional Sorting Hubs **Delivery Stations** **Couriers**

Source Company data
Notes Data as of December 31, 2023

Kaspi.kz

Delivery along with advertising is therefore becoming an important e-Commerce value-added service. In FY 2023, advertising and delivery contributed 190 bps to e-Commerce 11% total Take-Rate.

Advertising & Delivery growth accelerated. VAS revenue +2.7x YoY

Value added services
KZT

2.7x
27B
7B
$15M
10B
Advertising
2B
20B
$44M
Delivery
9B
FY '22
FY '23

Take Rate e-commerce[1]
FY '23

+0.5%
1.9%
+1.4%
11.0%
9.1%
9.1%
Seller fee
Delivery
Advertising
Total take rate

Source Company data
Notes 1. Take rate is calculated based on Seller fees and GMV 3P only

Kaspi.kz

Following the acquisition of Kolesa, we have launched our car marketplace and intend to provide more detail on its progress later this year. As always, we also expect to continue to launch new services, and our product pipeline in 2024 and beyond is as exciting as ever.

Kaspi.kz 4Q & FY 2023 Financial Highlights

Top & bottom-line growth ahead of guidance

Revenue up 51% and net income up 44% YoY in FY 2023

During 4Q 2023, total revenue increased 45% year-over-year to KZT571 billion ($1.3 billion). For FY 2023, total revenue increased 51% to KZT1.9 trillion ($4.2 billion).

Our Payments Platform delivered fast and consistent top-line growth, due to the ongoing success of Kaspi Pay and B2B Payments, albeit with sharply slowing inflation moderating growth. In Marketplace, e-Commerce and Kaspi Travel continue to see extremely strong momentum, while m-Commerce remains robust. E-Grocery is additive to Marketplace growth. Marketplace revenue is also benefiting from Take-Rate expansion. Healthy TFV origination over the last 18 months continued to translate into strong Fintech revenue growth in FY 2023, even with a slightly lower yield year-over-year.

During 4Q 2023, our consolidated net income increased 32% year-over-year to KZT248 billion ($0.5 billion). For FY 2023, consolidated net income increased 44% to KZT849 billion ($1.9 billion).

We continued to benefit from Payments Platform’s operational gearing, with its profitability reaching its highest level ever. Marketplace’s profit growth is lower than revenue growth due to rapid growth in 1P e-Grocery revenue. In Fintech, significantly higher funding costs continue to mute profit growth. Higher funding costs are, however, helping us to attract substantial deposit inflows, with average Kaspi Deposit balances up 43% year-over-year in FY 2023. We believe, an enlarged savings base will lead to more transactions and allow us to fund higher TFV over the medium term. With the decline in Fintech profitability due to higher funding costs, we expect that Fintech profitability will rise as interest rates begin to normalise.

Diluted EPS increased 45% year-over-year to KZT4,381 ($9.6), which is a slightly faster rate of growth than net income, due to the effect of ADS buybacks in FY 2023.

Our faster growing and more profitable Payments and Marketplace Platforms continue to deliver strong bottom-line growth, accounting for 66% of net income, up from 60% in 2022. In 2024, we expect the contribution to net income from our Payments and Marketplace Platforms to increase again year-over-year.

Payments & Marketplace accounted for 66% of net income in FY 2023

Payments & Marketplace will remain the main drivers of growth & profits

34%
26%
40%
FY'22
37%
29%
34%
FY'23
Payments
Marketplace
Fintech

Source Company data

Kaspi.kz

With healthy net income growth, our cash generation capacity remains unchanged. As a result, our Board of Directors has proposed, subject to shareholder approval, a 4Q 2023 dividend of KZT850/ADS. This is in addition to $29 million ADSs (formerly general depositary receipts, or GDRs) repurchased since our 3Q 2023 results and total repurchases of $277 million since we started our ADS buyback program in April 2022. Going forward, we expect to take an opportunistic stance when it comes to repurchasing our ADSs.

Growth across all our platforms has led to strong top & bottom-line results

Strong growth & profitability results from our business model's inherent network effects

Revenue
KZT

+51%
1.3T
1.9T
$4.2B
FY '22
FY '23

Net Income
KZT

+44%
589B
849B
$1.9B
FY '22
FY '23

EPS per share (diluted)
KZT

+45%
3,016
4,381
$9.6
FY '22
FY '23

	FY '22	FY '23
Number of shares (diluted)[1]	193,991,446	192,062,409

KZT 850/ADS 4Q'23 dividend proposed, subject to shareholder approval

Source Company data

Notes 1. This is a weighted average number of shares (diluted). Weighted average number of shares (basic) for 12M'23 and 12M'22 was 189,859,971 and 191,725,280 respectively

Kaspi.kz

Payments Platform

Consistently strong top-line & even faster bottom-line

TPV up 43%, revenue up 44% and net income up 55% YoY in FY23

Payments Platform facilitates transactions between merchants and consumers. For consumers, Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments. For merchants, Payments Platform enables them to accept payments in-store and online, issue and instantly settle invoices, pay suppliers, monitor their turnover, produce and pay tax reports. Kaspi Shopping Register integrates a digital cash register in the Kaspi Pay Super App with our POS network.

Our Payments Platform is our main customer acquisition tool and fundamental to high levels of engagement. Despite including some of our most penetrated products, we continue adding new opportunities to spend and pay, which is a function of new merchants and product development. Payments Platform proprietary data informs decision making across multiple areas of our business.

In FY 2023, Payments Platform had 581,000 merchants and 12.9 million consumers. We believe that our large and engaged customer base is the basis of our competive advantage and the foundation from which we can launch and scale profitable products across all our platforms.

Having built a large user base of merchants over the last three years, our focus is maximizing transaction levels and during 4Q 2023, transaction volumes increased 30% year-over-year. As consumers and merchants adopt more of our payments options and we add more payment functionality, TPV (which measures revenue generating transactions) will keep growing at a fast rate. For FY 2023, transaction volumes increased 38% year-over-year.

During 4Q 2023, TPV increased 30% year-over-year to KZT8.2 trillion ($18.1 billion). Over the year inflation fell significantly, but TPV continued growing due to growth in Kaspi Pay merchants and transactions, rapid adoption of B2B Payments and the ongoing popularity of Bill Payments. For FY 2023, TPV increased 43% year-over-year to KZT28.4 trillion ($62.5 billion).

Over the last year, Kaspi B2B Payments has emerged as the fastest-growing component of our TPV. Our B2B Payments proposition connects small merchants with wholesalers, distributors and manufacturers, allowing invoices to be settled instantly and conveniently. During FY 2023, B2B Payments TPV accounted for 4% of TPV, up from 3% in 2022. With B2B Payments still in its early days, we expect it to continue growing significantly faster than Payments TPV. More importantly, we anticipate that B2B Payments will open up opportunities for us to develop new merchant and vertical specific products.

TPV +30% & +43% YoY in 4Q/FY 2023

Kaspi Pay keeps delivering & B2B is additive to TPV growth

Take Rate
1.2%
1.3%
1.2%
1.2%
+30%
+43%
6.4T
8.2T
$18.1B
19.9T
28.4T
$62.5B
TPV
KZT
4Q'22
4Q'23
FY '22
FY '23

TPV breakdown
Household Bill Payments
B2B Payments
P2P Payments
18%
4%
7%
71%
FY '23
Kaspi QR & Card Transactions

Source Company data

Kaspi.kz

During 4Q 2023, Payments Platform revenue increased 33% year-over-year to reach KZT140 billion ($0.3 billion). Payments Take-Rate during the period increased to 1.3% from 1.2% in the same period in 2022. Higher Payments Take-Rate during the quarter reflects the positive impact of higher margin Bill Payments merchants and is expected to remain a theme in 2024. For FY 2023, Payments Platform revenue increased 44% year-over-year to reach KZT479 billion ($1.1 billion), with Payments Take-Rate broadly stable year-over-year.

Payments Platform net income increased 42% year-over-year to KZT89 billion ($0.2 billion), during 4Q 2023. Record Payments Platform profitability throughout the year continues to reflect benefits resulting from the elimination of third-party costs, tight cost control and our proprietary payments network’s operational gearing. For FY 2023, Payments Platform net income increased 55% year-over-year to KZT309 billion ($0.7 billion).

Payments revenue +44% & net income +55% YoY in FY 2023

Operational gearing continues to ensure strong top-line leads to even faster bottom-line

Revenue
KZT

+33%
+44%
105B
140B
$0.3B
333B
479B
$1.1B
4Q'22
4Q'23
FY '22
FY '23

Net Income
KZT

+42%
+55%
63B
89B
$0.2B
199B
309B
$0.7B
4Q'22
4Q'23
FY '22
FY '23

Source Company data

Kaspi.kz

Going forward we expect existing consumers to spend more with us. Our leading market position in consumer deposits is another competitive advantage in this regard. We expect to keep adding more opportunities to transact, across both the retail goods and services sectors. In Kazakhstan, spending on services stands out as an underpenetrated segment of consumer spending. We believe that Kaspi B2B Payments increases our addressable market further, and we’re still in the early stages of developing vertically-focused B2B products. We plan to stay disciplined on costs, ensuring strong top-line trends, drop through to the bottom-line and Payments Platform’s inherent operational gearing remains intact.

In 2024, we currently expect Payments Platform revenue to increase around 20% year-over-year, reflecting robust consumer and merchant trends, partially offset by moderating inflation. Favourable Payments Take-Rate dynamics should be positive for revenue growth, but need to be balanced against moderating interest revenue on current account balances, assuming central bank rates fall. We expect bottom-line growth to once again grow ahead of revenue growth, at around 25% year-over-year, assuming ongoing cost discipline and operational gearing.

Marketplace Platform

Revenue growth ahead of GMV, Valued-added services top-line growth accretive

Revenue up 87% YoY in FY23 & net income up 63% even with 1P e-Grocery

Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales using an omnichannel strategy and consumers to purchase a broad selection of products and services from a wide range of merchants.

m-Commerce is our mobile solution for shopping in person, while consumers can use e- Commerce to shop anywhere, any time with free delivery. Kaspi Travel allows consumers to book domestic and international flights, rail tickets and overseas package holidays. E-

Grocery helps households with their day-to-day shopping needs and Kolesa now gives Marketplace leadership in auto and real estate classifieds.

Our core Marketplace Platform is a “3P” model, except for e-Grocery and Cars where we are building fast growing “1P” marketplaces that offer a highly personalised user experience and are rapidly digitalising previously offline shopping experiences.

Just as with our Payments Platform, the expansion of our Marketplace merchant base has been an important focus. Now we’re prioritising growth in transactions and during 4Q 2023, Marketplace purchases increased 26% year-over-year. For FY 2023, Marketplace purchases increased 38% year-over-year.

With the attractiveness of Marketplace’s consumer proposition continuing to increase in FY 2023, growth in consumers was strong and consistent throughout the year. During FY 2023, Marketplace active consumers increased 18% year-over-year to reach 7.1 million.

In 4Q 2023, Marketplace GMV was up 31% year-over-year to reach KZT1.3 trillion ($2.9 billion). For FY 2023, GMV increased 45% to KZT4.2 trillion ($9.2 billion).

The combination of changes in product mix, increased monetization of Kaspi Delivery and Kaspi Advertising, resulted in Marketplace Take-Rate increasing significantly to 10.1% from 8.8% in 4Q 2022. For FY 2023, Marketplace Take-Rate increased to 9.2% from 8.2% in the same period in 2022.

Marketplace GMV +45% YoY in FY 2023 & Take Rate all time high 10.1%

Marketplace delivered a stand-out performance in 2023 with strong GMV & take-rate trends

Take Rate
8.8%
10.1%
8.2%
9.2%
+31%
+45%
1.0T
1.3T
$2.9B
2.9T
4.2T
$9.2B
GMV(1)
KZT
4Q'22
4Q'23
FY '22
FY '23

m-Commerce
Kaspi Travel
8%
56%
FY '23
36%
e-Commerce

Source Company data

Notes 1. Sum of GMV 3P and GMV 1P starting 1Q'23

Kaspi.kz

m-Commerce continues to deliver robust results. During 4Q 2023 purchases increased 8% year-over-year. The combination of higher promo activity and growth in retail trade led to stronger ticket-size growth year-over-year. As a result, GMV increased 18% and reached KZT716 billion ($1.6 billion). Successful promotional events resulted in m-Commerce’s Take-Rate increasing to 9% from 8.7% over the same period. For FY 2023, m-Commerce GMV increased 38% to KZT2.3 trillion ($5.1 billion), with its Take-Rate reaching 8.6% from 8.2% in FY 2022.

In 4Q 2023, e-Commerce demand was extremely strong with orders up 77% year- over-year. GMV increased 47% year-over-year to KZT522 billion ($1.1 billion). GMV growth below order growth, reflects the inclusion of fast growing but lower ticket e-Grocery and our ongoing efforts to expand the range of everyday items at lower price points.

For FY 2023, e-Commerce GMV increased 53% to KZT1.5 trillion ($3.3 billion). Over the same period, 1P accounted for 4% of e-Commerce GMV, which we believe is meaningful given such a short period. As we migrate more merchants to e-Commerce, we expect e-Commerce GMV to continue growing at a faster rate than m-Commerce GMV.

In 4Q 2023 e-Commerce’s Take-Rate increased significantly to 11.5% from 9.8% as of 4Q 2022. For FY 2023, e-Commerce’s Take-Rate increased to 11% from 9.4%. The main drivers of this were changes in product mix, the success of Kaspi Juma and value-added services, namely increased monetization of Kaspi Delivery and to a lesser extent revenue from Kaspi Advertising. Kaspi Delivery and Kaspi Advertising accounted for 1.9% of e-Commerce’s Take-Rate in FY 2023 and are expected to remain additive in 2024 and beyond. For the first time in 2024, we will hold Kaspi Juma three times, with the aim of better promoting retailers that have highly seasonal assortments, at the most appropriate time of the year.

e-Commerce GMV +53% YoY in FY 2023 & all time high 11.5% take-rate

Kaspi Delivery & Advertising boosting take-rate. More product innovations to come

	4Q'22	4Q'23	FY '22	FY '23
Take Rate[(2)]	9.8%	11.5%	9.4%	11.0%
e-Commerce GMV KZT	356B	522B $1.1B	970B	1.5T $3.3B
	+47%		+53%	
e-Commerce # of purchases[(1)]	8.7M	15.4M	20.4M	45.3M
	+77%		+122%	

1P
4%
FY '23
96%
3P

Source Company data

Notes 1. Number of orders
2. Take rate is calculated based on GMV 3P only

Kaspi.kz

Kaspi Travel’s GMV increased 42% year-over-year to KZT90 billion ($197 million) during 4Q 2023, with ticket sales up 25% to 3.9 million. Over the same period, Take-Rate increased by 50 bps year-over-year to 4.6%, due to the initial success of our package tours marketplace.

Travel’s GMV accounted for 8% of Marketplace GMV during FY 2023. Travel’s GMV growth should remain strong with package tours, which accounted for 5% of Travel’s GMV in 4Q

2023, becoming more meaningful over FY 2023. With an 8.7% Take-Rate in 4Q 2023, packages are also Take-Rate enhancing. For FY 2023 Travel’s GMV increased 53% to KZT353 billion ($0.8 billion).

With Take-Rate up year-over-year and e-Grocery growing fast, 4Q 2023 Marketplace revenue grew significantly faster than GMV and was up 82% year-over-year to KZT165 billion ($0.4 billion). For FY 2023, Marketplace revenue increased 87% year-over-year to KZT448 billion ($1 billion).

During 4Q 2023, Marketplace Platform net income reached KZT87 billion ($0.2 billion), representing a 48% increase year-over-year. Net income growth below revenue growth, reflects rapid 1P e-Grocery revenue growth. For FY 2023, Marketplace Platform net income increased 63% to KZT248 billion ($0.5 billion).

Marketplace Platform revenue +87% & net income +63% YoY in FY 2023

Revenue growth > GMV growth. Strong net income growth even with e-Grocery scaling

Revenue
KZT

+82%
+87%
91B
165B
$0.4B
240B
448B
$1.0B
4Q'22
4Q'23
FY '22
FY '23

Net Income
KZT

+48%
+63%
59B
87B
$0.2B
152B
248B
$0.5B
4Q'22
4Q'23
FY '22
FY '23

Source Company data

Kaspi.kz

Looking into the medium-term, we expect enhanced shopping categories and services to lead to more transactions per active consumer as well as help us attract new consumers. Having substantially grown our Marketplace merchant base over the last two years, our focus is now on helping existing merchants sell more.

Accounting for around 8% of retail in 2022 in Kazakhstan, e-Commerce is underpenetrated but growing quickly. M-Commerce should benefit as the structurally underpenetrated services segment of the economy, which includes travel, grows faster than incomes. The e-

Grocery market in Kazakhstan is in its early stage of development, and with modern food retail underpenetrated and fragmented, modernisation is likely to be driven by digital growth rather than bricks and mortar expansion. In auto classifieds, we see a large, fragmented offline market, where buyers and sellers can benefit from the improved transparency and convenience digitalisation brings.

Specific earlier-stage initiatives like Kaspi Advertising, Kaspi Delivery and merchant financing are also playing their part in the digitalisation of retail, and combined with rapid growth from e-Commerce, e-Grocery and classifieds we believe will contribute to strong top and bottom-line Marketplace Platform growth.

In 2024, we currently expect Marketplace revenue to increase around 70% year-over-year, with strong momentum across all products but especially e-Commerce including e-Grocery. E-commerce expected outperformance is in part due to the migration of merchants from Payments and m-Commerce. Ongoing top-line growth from e-Grocery assumes new dark stores in our exising two cities of presence and a new third location. We expect revenue will be boosted by the rapid growth of Kaspi Delivery and Kaspi Advertising. We anticipate net income growth of around 40% year-over-year, which is impacted by the pace of 1P e-Grocery revenue growth, but is still, we believe, a strong bottom line outlook.

Fintech Platform

TFV origination growing fast YoY, healthy CoR trends & strong deposit base growth

TFV up 47% & deposits up 43% YoY and 2% CoR in FY23

Our Fintech Platform provides consumers with BNPL, finance and savings products, and merchants with merchant finance services.

During 4Q and FY 2023, TFV increased 36% and 47% year-over-year, to reach KZT2.4 trillion ($5.4 billion) and KZT7.9 trillion ($17.4 billion), respectively. We finished 2023 with 6.2 million loan consumers, up 12% year-over-year, with growth momentum consistent throughout the year.

Low risk, small ticket, short duration Buy-Now-Pay-Later (BNPL) loans accounted for 46% of TFV in FY 2023, making them our most important Fintech Platform product. Merchant and Micro Business Finance is our fastest growing lending product, accounting for 15% of TFV during the year. Lending to merchants is a significant and underpenetrated opportunity in Kazakhstan. Car financing integrated with Kolesa is also an important opportunity and along with BNPL, Fintech products integrated with Marketplace should continue to see their share of TFV step up again in 2024, with our general-purpose loan growing at a more modest rate.

TFV +47% YoY in FY 2023 & conversion stable QoQ

TFV origination at healthy levels. SME lending is our fastest growing Fintech product

TFV to Average Net Loan Portfolio Conversion Rate
2.0x
2.2x
+36%
+47%
1.8T
2.4T
$5.4B
5.4T
7.9T
$17.4B
TFV
KZT
4Q'22
4Q'23
FY '22
FY '23

TFV breakdown

Merchant & Micro Business Finance
Car Finance
15%
3%
FY '23
46%
36%
General purpose
Buy Now Pay Later

Source Company data

Kaspi.kz

Our average net loan portfolio increased by 32% year-over-year, to KZT3.5 trillion ($7.8 billion) in FY 2023. Our deposit base has seen substantial growth since the second half of 2022 and in FY 2023, average savings increased by 43% year-over-year to KZT4.5 trillion ($9.9 billion). Deposit consumers increased 27% to 4.8 million, illustrating our success at attracting new consumers, as well as more funds from existing customers. Following strong growth in deposit consumers and deposit inflows, our loan to deposit ratio fell slightly to 78% at the end of 2023.

During 2022, we raised Kaspi Deposit rates and higher funding costs and an enlarged deposit base are resulting in lower near-term Fintech profitability. Fintech funding costs increased 52% and 70% year-over-year during 4Q 2023 and for FY 2023, respectively. However, more deposit consumers and an enlarged funding base are competitive advantages and should enable us to drive faster origination and more transactions over the medium- term. Hence, we expect our loan to deposit ratio to gradually move up.

Fintech yield was 26% during FY 2023, broadly in line with our expectations and reflecting the growing share of lower yielding BNPL and Merchant Finance loans.

During FY 2023, our cost of risk was 2%, with credit quality strong and consistent throughout the year. Low credit cost of risk in part reflects the low-risk nature of our products, especially BNPL and loans to merchants. Our NPL ratio of 5.5% was down from 6.3% at the end of 2022. Although quarterly trends can reflect some seasonality, with no deterioration in consumer credit quality, we expect NPLs to remain around current levels in 2024.

Fintech Platform revenue increased by 33% year-over-year to reach KZT279 billion ($0.6 billion) during 4Q 2023. Fintech revenue growth is benefitting from healthy levels of origination year-over-year, slightly offset by lower yielding BNPL and Merchant Finance loans. For FY 2023, Fintech revenue increased by 38% to KZT1.0 trillion ($2.3 billion).

In 4Q 2023, Fintech Platform’s net income increased by 7% year-over-year to KZT71 billion ($0.2 billion). Net income growth below revenue growth mainly resulted from higher year-over-year funding costs. Operating expenses increased at a slower rate than revenue growth. When interest rates normalise, we’d expect newly acquired customers to stay with us. With ongoing tight control of operating costs, Fintech net income growth should accelerate. For FY 2023, Fintech net income increased by 23% year-over-year to reach net income of KZT292 billion ($0.6 billion).

In Kazakhstan, unsecured consumer lending remains significantly under penetrated compared to comparable countries. Merchant finance is at an even earlier stage of its development, while our ability to integrate finance at the point of sale, with low levels of risk is both a competitive advantage and fundamental to the evolution of a more mature and sophisticated credit market in Kazakhstan. Having become the market leader in local currency deposits, we believe we’re better positioned than ever before to benefit from medium-term structural Fintech revenue and profits growth.

In 2024, we currently expect Fintech Platform revenue to increase around 20% year-over-year, reflecting strong underlying customer demand especially linked to Marketplace growth, a stable economic backdrop and only slight yield deterioration. The adoption of merchant financing will increasingly be an important determinant of TFV and revenue top line momentum. With the cost of funding still elevated and our deposit base enlarged, net income growth will however remain below revenue growth and is expected to be around 15% year-over-year.

Fintech Platform revenue +38% & net income +23% YoY in FY 2023

Lower yield & higher funding costs has impacted profits growth

Revenue
KZT

+38%
+33%
210B
279B
$0.6B
745B
1.0T
$2.3B
4Q'22
4Q'23
FY '22
FY '23

Net Income
KZT

+23%
+7%
66B
71B
$0.2B
237B
292B
$0.6B
4Q'22
4Q'23
FY '22
FY '23

Source Company data

Kaspi.kz

2024 Full Year Guidance

Our business is becoming increasingly complex, with more diverse revenue streams at different stages of their development. As a result, we’re simplifying our approach to full year guidance and will now provide revenue and net income growth guidance at a platform level. We will continue to disclose in our quarterly financials the same KPIs as has always been the case, but not specifically guide on these individual components. For Kaspi.kz we will continue to provide consolidated net income growth guidance.

FY 2024 guidance[1]: We're simplifying our approach

		2023A	2024 Guidance	Strategic priorities
Marketplace	**Revenue**	**KZT 448B**	**Around 70%** YoY Growth	• Merchant migration from Payments and m-Commerce to e-Commerce makes it top growth driver after e-Grocery • Rapid expansion of e-Grocery. New dark stores in Almaty, Astana and Shymkent (3 largest cities) • Ongoing growth in Kaspi Advertising & Delivery positive for Take Rate • Development of Car Marketplace
Marketplace	**Net Income**	**KZT 248B**	**Around 40%** YoY Growth	
Payments	**Revenue**	**KZT 479B**	**Around 20%** YoY Growth	• Robust ongoing transaction growth • B2B is TPV growth enhancing • Stable take-rate YoY • Lower interest revenue assuming moderating base rates • Ongoing operational gearing leads to profitability
Payments	**Net Income**	**KZT 309B**	**Around 25%** YoY Growth	
Fintech	**Revenue**	**KZT 1,027B**	**Around 20%** YoY Growth	• Healthy & predictable consumer environment • Fast structural TFV growth from Merchant Finance and Online Car Loan • Stable yield YoY • Stable CoR YoY • Rapid growth in deposits adds to funding costs but also leads to future transaction growth
Fintech	**Net Income**	**KZT 292B**	**Around 15%** YoY Growth	
	Net Income	**KZT 849B**	**Around 25%** YoY Growth	• Another year of fast earnings growth at scale • Marketplace and Payments share of profits to increase again

Source Company data

Notes 1. Please see "Disclaimer–Cautionary Note Regarding Forward-Looking Statements."

Kaspi.kz

ADS Buyback Program

In October 2023, we announced the commencement an ADS (formerly GDRs) repurchase program, which has subsequently been concluded, with 303,286 ADSs repurchased, equivalent to $29 million. Since our initial ADS buyback program commenced in April 2022, we have repurchased ADSs in an amount equal to $277 million.

Total ADSs outstanding as at 31 December 2023 were 189,333,465.

Cancellation of London Stock Exchange Listing of ADSs and Rule 144A GDRs

With ADS trading liquidity materially higher on NASDAQ, we plan to delist from the London Stock Exchange in order to consolidate liquidity.

Below we have prepared answers to questions, we believe investors are likely to have regarding this process:

How are Kaspi’s ADSs listed on the London Stock Exchange different from its ADSs listed on Nasdaq?

The ADSs listed on London Stock Exchange and Nasdaq are the same security with the same CUSIP and ISIN.

Former holders of Kaspi’s Regulation S GDRs are reminded that in connection with the company’s recent US initial public offering and listing on the Nasdaq Stock Market (“Nasdaq”), Kaspi amended the terms of, and renamed, the outstanding Regulation S GDRs so as to designate them as ADSs. Therefore, holders of Regulation S GDRs currently hold ADSs.

I hold ADSs currently trading on the London Stock Exchange. How do I convert my position to hold ADSs trading on Nasdaq?

The ADSs listed on Nasdaq clear through the Depository Trust Company whereas the ADSs listed on the London Stock Exchange clear through Euroclear/Clearstream.

Investors can continue to hold their ADSs in either Clearstream or Euroclear. However, to trade their ADS position on Nasdaq investors will need to transfer their position to the Depository Trust Company to satisfy the settlement of the trade.

To do this, simply contact your broker and request to realign your position in the ADSs from a custodian account in Euroclear/Clearstream into a custodian account in DTC for trading on Nasdaq.

Do I need to sell my ADSs trading on the London Stock Exchange and separately buy ADSs trading on Nasdaq in order to convert my position to hold ADSs trading on Nasdaq?

No, the ADSs currently listed on the London Stock Exchange and the ADSs listed on Nasdaq are the same security. We advise you contact your broker and request they assist you in transferring your position in the ADSs from a custodian account in Euroclear/Clearstream into a custodian account in DTC if you wish to settle a trade on Nasdaq.

I already hold Kaspi’s ADSs trading on Nasdaq. Do I need to take any action due to the cancellation of the London Stock Exchange listing?

No, Kaspi’s Nasdaq-listed ADSs will continue to trade as normal and existing holders of Kaspi’s Nasdaq-listed ADSs do not need to take any action.

When will the cancellation of the London Stock Exchange Listing of ADSs and Rule 144A GDRs be effective?

Subject to formal approval by the FCA, the cancellation of the London Stock Exchange listing of ADSs and Rule 144A GDRs is expected to become effective at 08.00 a.m. (London time) on Monday, 25 March 2024.

I have further questions that are not addressed in this FAQ. Where can I find further information?

Should you have any questions in relation to the cancellation of the London listing of the ADSs and Rule 144A GDRs or if you wish to realign your position in the ADSs from a custodian account in Euroclear/Clearstream into a custodian account in DTC for trading on

Nasdaq, we recommend that you consult your broker. For any additional queries arising, you may contact the depositary bank, The Bank of New York Mellon at DRBrokerSolutions@bnymellon.com .

Conference Call Invitation

On Monday, 26 February 2024 the management will hold a conference call and webcast at 1.00pm (London) (8.00am U.S. Eastern Time, 7.00pm Astana time) to review and discuss the company's results for the quarter ending December 31 2023.

To pre-register for this call, please go to the following link:

https://www.netroadshow.com/events/login?show=6465457a&confId=60708

You will receive your access details via email. It is recommended to dial in at least 10 minutes before the start time.

Historical financial tables and supplemental data will be made available prior to the conference call on the quarterly results section of Company’s investor relations website at https://ir.kaspi.kz . An archived webcast of the conference call will also be available there later in the day.

Financial Statements

Consolidated Income Statement (unaudited)

	FY 2022, KZT MM	FY 2023, KZT MM	FY 2023, USD MM	4Q 2022, KZT MM	4Q 2023, KZT MM	4Q 2023, USD MM
Revenue	**1,270,592**	**1,913,490**	**4,210**	**392,900**	**571,353**	**1,257**
growth, %	-	***51%***	-	-	***45%***	-
Net Fee Revenue	679,782	987,967	2,173	222,506	306,240	674
Interest Revenue	574,426	833,516	1,834	166,453	230,912	508
Retail Revenue	-	68,807	151	-	31,674	70
Other gains (losses)	16,384	23,200	51	3,941	2,527	6
Costs and operating expenses	**(550,018)**	**(891,486)**	**(1,961)**	**(162,131)**	**(270,212)**	**(594)**
growth, %	-	***62%***	-	-	***67%***	-
% of revenue	***43.3%***	***46.6%***	-	***41.3%***	***47.3%***	-
Interest Expenses	(278,676)	(478,010)	(1,052)	(88,157)	(133,579)	(294)
Transaction Expenses	(22,188)	(27,470)	(60)	(5,988)	(7,392)	(16)
Cost of Goods Sold and Services	(82,747)	(166,356)	(366)	(25,650)	(58,271)	(128)
Technology & product development	(60,807)	(88,657)	(195)	(19,143)	(28,578)	(63)
Sales and marketing	(25,618)	(21,891)	(48)	(6,228)	(8,649)	(19)
General and administrative expenses	(24,772)	(29,468)	(65)	(8,168)	(11,274)	(25)
Provision expenses	(55,210)	(79,634)	(175)	(8,797)	(22,469)	(49)
New income before tax	**720,574**	**1,022,004**	**2,248**	**230,769**	**301,141**	**662**
growth, %	-	***42%***	-	-	***30%***	-
margin, %	***56.7%***	***53.4%***	-	***58.7%***	***52.7%***	-
Income tax	(131,730)	(173,234)	(381)	(42,520)	(53,148)	(117)
Net income	**588,844**	**848,770**	**1,867**	**188,249**	**247,993**	**546**
growth, %	-	***44%***	-	-	***32%***	-
margin, %	***46.3%***	***44.4%***	-	***47.9%***	***43.4%***	-

Source Company data

Kaspi.kz

Consolidated Balance Sheet (unaudited)

	31-Dec-2022, KZT MM	31-Dec-2023, KZT MM	31-Dec-2023, USD MM
Cash and cash equivalents	615,360	820,466	1,805
Mandatory cash balances with NBK	42,917	47,110	104
Due from banks	25,668	30,683	68
Investment securities and derivatives	1,076,272	1,377,772	3,031
Loans to customers	3,154,810	4,235,957	9,319
Property, equipment and intangible assets	131,840	174,346	384
Other assets	74,780	135,598	298
Total assets	**5,121,647**	**6,821,932**	**15,008**
Due to banks	16,432	154	-
Customer accounts	4,000,690	5,441,456	11,971
Debt securities issued	140,378	99,468	219
Subordinated debt	67,608	62,369	137
Other liabilities	70,850	115,272	254
Total liabilities	**4,295,958**	**5,718,719**	**12,581**
Issued capital	130,144	130,144	286
Treasury shares	(94,058)	(152,001)	(334)
Additional paid-in-capital	506	506	1
Revaluation reserve/(deficit) of financial assets and other reserves	(9,201)	9,719	21
Share-Based Compensation reserve	29,274	34,810	77
Retained earnings	762,500	1,054,945	2,321
Total equity attributable to Shareholders of the Company	819,165	1,078,123	2,372
Non-controlling interests	6,524	25,090	55
Total equity	**825,689**	**1,103,213**	**2,427**
Total liabilities and equity	**5,121,647**	**6,821,932**	**15,008**

Source Company data

Kaspi.kz

Segment Revenue and Net Income (unaudited)

KZT mn	2022	2023	4Q'22	4Q'23
Results of Operations—Segments:				
Payment revenue	333,343	478,684	105,120	139,670
Marketplace revenue	239,609	448,223	90,687	164,657
Fintech revenue	745,023	1,026,721	210,094	278,729
Payment net income	199,489	308,901	62,774	89,370
Marketplace net income	152,248	247,955	59,134	87,481
Fintech net income	237,107	291,914	66,341	71,142

Source Company data

Kaspi.kz

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact, using our proprietary payments network.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

Kaspi.kz has been listed on Nasdaq since January 2024.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability of the e-Grocery operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; evolving nature of Kazakhstan’s legislative and regulatory framework; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under “Risk Factors” in the final prospectus relating to our initial public offering filed with the U.S. Securities and Exchange Commission on 19 January 2024.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Use of Key Financial and Operating Metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies.

(1) Average Monthly Active Users (MAU) is the monthly average number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(2) Average Daily Active Users (DAU) is the monthly average of the daily number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(3) Average DAU to Average MAU ratio is the ratio of Average DAU to Average MAU for the same period.

(4) Monthly Transactions per Active Consumer is the ratio of the total number of transactions for the prior 12 months to the total number of active consumers (the total number of consumers which have used any of our products or services at least once during the prior 12 months), divided by 12.

(5) Active Merchants is the total number of merchant stores that completed at least one sale of goods or services, or a transaction to or with a consumer, during the prior 12 months.

(6) Total Payment Value (TPV) is the total value of B2B and payment transactions made by Active Consumers within our Payments Platform, excluding free P2P and QR payments.

(7) Payments Take-Rate is the ratio of fees generated from B2B transactions, consumer card and QR transactions and membership fees included in Payments fee revenue to TPV for the same period.

(8) Payments Active Consumers is the total number of consumers that completed at least one transaction within Payments during the prior 12 months.

(9) Payments Transactions is the total number of TPV transactions.

(10) Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable).

(11) Marketplace Active Consumers is the total number of consumers that completed at least one purchase of goods and services within Marketplace during the prior 12 months.

(12) Marketplace Purchases is the total number of goods or services purchase transactions made by consumers within Marketplace.

(13) Marketplace Take-Rate is the ratio of Marketplace fee revenue to Marketplace 3P GMV.

(14) e-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Commerce business of Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” e-Commerce GMV reflects e-Grocery’s GMV starting from February 2023; prior to that, e-Grocery’s GMV was part of our “third-party” e-Commerce GMV.

(15) e-Commerce Take-Rate is the ratio of fee revenue generated in the e-Commerce business of Marketplace to e-Commerce 3P GMV.

(16) e-Grocery Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Grocery business of Marketplace.

(17) e-Grocery Active Consumers is the total number of consumers that completed at least one purchase within the e-Grocery business of Marketplace during the prior 12 months.

(18) e-Grocery Purchases is the total number of goods or services purchase transactions made by consumers within the e-Grocery business of Marketplace.

(19) m-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the m-Commerce business of Marketplace.

(20) m-Commerce Active Consumers is the total number of consumers that completed at least one purchase within the m-Commerce business of Marketplace during the prior 12 months.

(21) m-Commerce Purchases is the total number of goods or services purchase transactions made by consumers within the m-Commerce business of Marketplace.

(22) m-Commerce Take-Rate is the ratio of fee revenue generated in the m-Commerce business of Marketplace to m-Commerce GMV.

(23) Kaspi Travel Gross Merchandise Value (GMV) is the total transaction value of services sold within the Kaspi Travel business of Marketplace.

(24) Kaspi Travel Active Consumers is the total number of consumers that completed at least one purchase within the Kaspi Travel business of Marketplace during the prior 12 months.

(25) Kaspi Travel Purchases is the total number of services purchase transactions made by consumers within the Kaspi Travel business of Marketplace.

(26) Kaspi Travel Take-Rate is the ratio of fee revenue generated in the Kaspi Travel business of Marketplace to Kaspi Travel GMV.

(27) Total Finance Value (TFV) is the total value of loans to customers issued and originated within Fintech for the period indicated.

(28) Fintech Active Consumers (loans) is the total number of consumers that received at least one financing product within Fintech during the prior 12 months.

(29) Fintech Active Consumers (deposits) is the total number of consumers that had a deposit for at least one day within Fintech during the prior 12 months.

(30) Average Net Loan Portfolio is the average monthly balance of the Fintech net loan portfolio for the respective period.

(31) Fintech Yield is the sum of Fintech interest income on loans to customers and Fintech fee revenue divided by Average Net Loan Portfolio.

(32) TFV to Average Net Loan Portfolio Conversion Rate is TFV for the prior 12 months divided by Average Net Loan Portfolio for the same period.

(33) Average Savings is the monthly average of customer accounts, which consists of total deposits of individuals and legal entities, for the respective period.

(34) Cost of Risk is the total provision expense for loans divided by the average balance of gross loans to customers for the same period.

Exchange Rate Calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KTZ454.56 per $1, as of 31 December 2023.